Mail Stop 3561

May 28, 2010

VIA U.S. MAIL

John A. Godfrey, Esq.
Executive Vice President, General Counsel and Secretary
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

> **Re: Pinnacle Entertainment, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 21, 2010**
> **File No. 333-165747 & -01 to -30**

Dear Mr. Godfrey:

　　We have reviewed your response to our letter dated April 7, 2010 and have the following additional comments.

Exhibit 5.1

1. We note your response to prior comment 2 and reissue. Counsel is entitled to rely upon local counsel opinion, but may not assume due authorization. Additionally, to the extent counsel is opining as to the due authorization of the Company and those Guarantors incorporated or organized in Delaware, counsel may not limit its opinion to New York law. Please have counsel revise accordingly.

Exhibit 5.3

2. Please have counsel revise the last paragraph on page 2. Counsel is entitled to rely upon another counsel's opinion to the extent necessary, but may not assume conclusions of law that are a necessary requirement for the opinion given.

Exhibit 5.4

3. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Accordingly, please have counsel revise the last paragraph on page 2 and the second paragraph on page 3 or confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 5.5

4. Refer to the last paragraph on page 1. It is inappropriate for counsel to assume there are no undisclosed modifications, waivers, or amendments to agreements among persons who include its client. Please have counsel revise accordingly.

Exhibit 5.6

5. Refer to the first full paragraph on page 2. It is inappropriate for counsel to assume that no action has been taken by the Missouri Guarantors that could affect counsel's conclusions of law. Accordingly, please have counsel revise assumption (vi).

6. Counsel's opinion should speak as of the date of effectiveness of the registration statement. Accordingly, please have counsel revise the last paragraph on page 2 or confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 5.7

7. Refer to the antepenultimate paragraph on page 2. It is inappropriate for counsel to assume there are no undisclosed modifications, waivers, or amendments to agreements among persons who include its client. Please have counsel revise accordingly.

Exhibit 5.8

8. Please have counsel delete assumption (iv) in the first full paragraph on page 3. It is inappropriate for counsel to assume that there are no agreements or understandings among persons who include its client.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are

John A. Godfrey
Pinnacle Entertainment, Inc.
May 28, 2010
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 if you have any questions regarding comments.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (310) 203-7199
        Ashok W. Mukhey, Esq.
        Irell & Manella LLP